EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Oblong, Inc. (the “Company”) on Form S-3 to be filed on or about January 15, 2021 of our report dated May 15, 2020, on our audits of the consolidated financial statements as of December 31, 2019 and 2018 and for each of the years then ended, which report was included in the Annual Report on Form 10-K filed May 15, 2020. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. Our report also includes an explanatory paragraph that refers to a change in the Company’s method of accounting for leases in 2019 due to the adoption of Accounting Standards Codification Topic 842 – Leases.

/s/ EisnerAmper LLP

EISNERAMPER LLP
Iselin, New Jersey
January 15, 2021